                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                     For the Year Ended December 31, 1999
                        Commission file number 0-24415
                                               -------

                      JPS Packaging Company Savings Plan
                           (Full title of the plan)


                             JPS Packaging Company
                        4200 Somerset Drive, Suite 208
                         Prairie Village, Kansas 66208
                        Telephone number (913) 381-0008

                                  31-1311495
                                  ----------
                       (IRS Employer Identification No.)

                      JPS PACKAGING COMPANY SAVINGS PLAN

                       Financial Statements and Schedule

              December 31, 1999 and for the Period from Inception
                   (July 1, 1998) through December 31, 1998

                  (With Independent Auditors' Report Thereon)

                      JPS PACKAGING COMPANY SAVINGS PLAN

                               Table of Contents

                                                                                                           Page
Independent Auditors' Report                                                                                 4

Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998                             5

Statements of Changes in Net Assets Available for Benefits for the year ended December 31,
    1999 and for the period from inception (July 1, 1998) through December 31, 1998                          6

Notes to Financial Statements                                                                                7

Schedule

1   Schedule of Assets Held for Investment Purposes                                                         11

                          Independent Auditors' Report

To the Administrative Committee of the
   JPS Packaging Company Savings Plan of
   JPS Packaging Company:

We have audited the accompanying financial statements and supplemental schedule of the JPS Packaging Company Savings Plan (the Plan) as of and for the year ended December 31, 1999 and as of and for the period from inception (July 1, 1998) through December 31, 1998, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the JPS Packaging Company Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and the period from inception (July 1, 1998) through December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   KPMG L.L.P.

Kansas City, Missouri
May 26, 2000

                      JPS PACKAGING COMPANY SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 1999 and 1998




                                                    1999          1998
                                                 ----------    ---------

Assets:
    Investments (notes 3 and 4)                  $4,034,826    3,360,457
    Contributions receivable                         45,622       35,286
                                                 ----------    ---------

             Net assets available for benefits   $4,080,448    3,395,743
                                                 ==========    =========


                See accompanying notes to financial statements.

                      JPS PACKAGING COMPANY SAVINGS PLAN

          Statements of Changes in Net Assets Available for Benefits

        For the year ended December 31, 1999 and for the period from inception (July 1, 1998) through December 31, 1998

                                                                                              1999            1998
                                                                                         -------------   -------------
Additions:
    Investment income:
      Net appreciation (depreciation) in fair value of investments (note 3)                $  326,982     (138,400)
      Interest and dividend income                                                            103,961      105,437
                                                                                           ----------    ---------

               Total investment income                                                        430,943      (32,963)
                                                                                           ----------    ---------

    Contributions:
      Participant                                                                             483,624      601,852
      Company, net of forfeitures                                                             110,675       48,264
      Rollover contributions from Sealright Long Term Savings Plan                                 --    2,787,027
                                                                                           ----------    ---------

               Total contributions                                                            594,299    3,437,143
                                                                                           ----------    ---------

               Total additions                                                              1,025,242    3,404,180
                                                                                           ----------    ---------

Deductions:
    Benefits paid to participants                                                             336,110        8,046
    Administrative expenses                                                                     4,427          391
                                                                                           ----------    ---------

               Total deductions                                                               340,537        8,437
                                                                                           ----------    ---------

               Increase in net assets available for benefits                                  684,705    3,395,743

Net assets available for benefits:

    Beginning of year                                                                       3,395,743           --
                                                                                           ----------    ---------

    End of year                                                                            $4,080,448    3,395,743
                                                                                           ==========    =========

                See accompanying notes to financial statements.

                       JPS PACKAGING COMPANY SAVINGS PLAN

                          Notes to Financial Statements

          For the year ended December 31, 1999 and for the period from inception (July 1, 1998) through December 31, 1998


(1)  Description of Plan

     The following description of the JPS Packaging Company (the Company) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan for all employees, except those covered by a collective bargaining agreement, who have attained age twenty-one. Participants may contribute to the Plan effective the first day of the first month after meeting eligibility requirements. Company contributions to the Plan do not commence until the completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Effective June 30, 1998, Sealright Co., Inc. (Sealright), the former parent of JPS Packaging Company, merged with a subsidiary of Huhtamaki Oy. As a result of this transaction, some of the participants of the Sealright Long Term Savings Plan terminated their employment with Sealright and commenced employment with the Company, and their Sealright Long Term Savings Plan accounts were transferred to the Plan. This transfer of $2,787,027 was recorded as rollover contributions from Sealright Long Term Savings Plan in the accompanying 1998 financial statements.

     Contributions

     Participants may elect to make contributions of up to 15% of compensation before tax, of which the Company will match 50% of the participant contribution up to 5% of the participant's compensation. Participants may elect to make contributions of up to 7% of compensation after tax, of which none will be matched by the Company.

     The Company may also make a discretionary contribution to the Plan. The Company did not make a discretionary contribution to the Plan in either 1999 or 1998.

     Investment Options

     Effective July 1, 1998, participants were allowed to invest in any combination of the Sealright Fixed Fund (a guaranteed investment contract), the Dodge & Cox Balanced Fund, the Oakmark Fund, the Fidelity Advisor High Yield Fund, the SSgA S&P 500 Index Fund, the SSgA Small Cap Fund, and the Janus Overseas Fund. Effective December 31, 1998, the Sealright Fixed Fund, the Dodge & Cox Balanced Fund, and the Oakmark Fund were eliminated as participant investment options and replaced with the SSgA Stable Value Fund, the SSgA Life SOL Balanced Growth Fund, and the SSgA Growth & Income Fund, respectively.

     Effective March 1, 1999, Company contributions made to the Plan are invested exclusively in the common stock of the Company.

                       JPS PACKAGING COMPANY SAVINGS PLAN

                          Notes to Financial Statements

          For the year ended December 31, 1999 and for the period from inception (July 1, 1998) through December 31, 1998


Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or extended terms for the purchase of a primary residence. Loans are secured by the balance in the participant's account. Interest rates range from 7.00% to 8.00% at December 31, 1999, depending on the date of the loan. Principal and interest is paid ratably through payroll deductions.

Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account balance (if less than $5,000), an annuity, or annual installments over a period that may not exceed the life expectancy of the participant and designated beneficiary. Benefits are paid net of the participant's loan balance, if any.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of Company matching contributions, allocations of Company discretionary contributions, and the Plan's earnings. Allocation of Company matching contributions are at a percentage of each participant's compensation deferral contributions. Allocations of Company discretionary contributions are on a pro rata basis, based on each participant's compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants vest in the Company's contributions based on continuous service to the Company--20% per year until fully vested. Participants become immediately vested (1) upon the participant's death if employed by the Company at the time of death, (2) upon the participant's determined disability if employed by the Company at the time of the disability, (3) upon normal retirement, or (4) upon the date of termination or partial termination of the Plan or the date all Company contributions cease under the Plan.

Forfeitures

Any amount forfeited by a participant reduces future employer contributions. At December 31, 1999 and 1998, forfeitures amounted to $5,407 and $0, respectively.

Termination

The Company has the right under the Plan Agreement to terminate the Plan, although the Company has expressed no intent to do so. Upon termination, each participant and the beneficiary of each deceased participant shall be vested with all rights to any funds in their accounts as of the date of termination.

                       JPS PACKAGING COMPANY SAVINGS PLAN

                          Notes to Financial Statements

          For the year ended December 31, 1999 and for the period from inception (July 1, 1998) through December 31, 1998


(2)  Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Administrative Expenses

     Expenses of the Plan, with the exception of certain administrative expense paid by the Plan, are paid by the Company.

     Use of Estimates

     The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3)  Investments

     The Plan's investments are stated at fair value determined primarily by quoted market prices.

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-3, Accounting for and Reporting of Certain Defined Contribution Investments and Other Disclosure Matters. SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year presentation.

     The following presents investments that represent 5% or more of the Plan's net assets:

                                                                  1999                1998
                                                              ------------        ------------
           SSgA S&P 500 Index Fund                            $  1,169,279        $    801,334
           SSgA Stable Value Fund                                1,053,999           1,014,795
           SSgA Small Cap Fund                                     612,868             811,453
           SSgA Growth & Income Fund                               378,033             191,327
           SSgA Life SOL Balanced Growth Fund                      375,557             295,164
           Janus Overseas Fund                                     239,091              98,709
           JPS Packaging Company common stock                       54,785              -
           Other                                                   151,214             147,675
                                                              ------------        ------------
                                                              $  4,034,826        $  3,360,457
                                                              ============        ============

                       JPS PACKAGING COMPANY SAVINGS PLAN

                          Notes to Financial Statements

          For the year ended December 31, 1999 and for the period from inception (July 1, 1998) through December 31, 1998


     During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                  1999             1998
                                               ----------       ----------

                         Mutual funds        $    354,230     $   (138,400)
                         Common stock            (27,248)               --
                                               ----------       ----------

                                             $    326,982     $   (138,400)
                                               ==========       ==========


(4)  Nonparticipant Directed Investment

     As described in note 1, as of March 1 1999, Company contributions are invested exclusively in Company common stock. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investment at December 31, 1999 is as follows:

          Net assets available for benefits -
            Company common stock                                        $ 54,785
                                                                        ========

          Changes in net assets available for benefits:
            Company contributions                                       $ 82,618
            Net depreciation in fair value of investments                (27,248)
            Benefits paid to participants                                   (585)
                                                                        --------

             Increase in net assets available for benefits                54,785

          Net assets available for benefits (Company common stock):
            Beginning of year                                                 --
                                                                        --------

            End of year                                                 $ 54,785
                                                                        ========

(5)  Income Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service, dated January 14, 2000, indicating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code.

     The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                                                                      Schedule 1

                       JPS PACKAGING COMPANY SAVINGS PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999



                                                  Description of investment including
  Identity of issue, borrower,                     maturity date, rate of interest,                            Current
    lessor, or similar party                      collateral, par, or maturity value             Cost           value
---------------------------------              ----------------------------------------      -----------     ------------
SSgA S&P 500 Index Fund                        Mutual fund, 45,800 shares
                                                  with a fair value of $25.53 per share      $ 1,030,743     $  1,169,279
SSgA Stable Value Fund                         Mutual fund, 809,610 shares
                                                  with a fair value of $1.30 per share         1,002,805        1,053,999
SSgA Small Cap Fund                            Mutual fund, 30,506 shares
                                                  with a fair value of $20.09 per share          637,073          612,868
SSgA Growth & Income Fund                      Mutual fund, 15,417 shares
                                                  with a fair value of $24.52 per share          339,331          378,033
SSgA Life SOL Balanced Growth Fund             Mutual fund, 26,902 shares
                                                  with a fair value of $13.96 per share          362,377          375,557
Janus Overseas Fund                            Mutual fund, 6,427 shares
                                                  with a fair value of $37.20 per share          138,735          239,091
Fidelity Advisor High Yield Fund               Mutual fund, 4,645 shares
                                                  with a fair value of $11.37 per share           54,793           52,819
JPS Packaging Company*                         Common stock, 18,454 shares
                                                  with a fair value of $2.97 per share            81,815           54,785
Plan participants*                             Participant loans, interest rates ranging
                                                  from 7.00% to 8.00%                             98,395           98,395
                                                                                             -----------     ------------

                                                                                             $ 3,746,067     $  4,034,826
                                                                                             ===========     ============

* Party-in-interest.

                See accompanying independent auditors' report.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                      JPS PACKAGING COMPANY SAVINGS PLAN

Date: June 29, 2000           /s/ N. Brian Stevenson
                                  By: N. Brian Stevenson
                                  CEO

Date: June 29, 2000           /s/ John T. Carper
                                  By:  John T. Carper
                                  President & CFO